SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 10 June, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Payment of dividends in sterling dated 10 June 2025

Exhibit 1.1

10 June 2025

BP p.l.c.
First quarter interim dividend for 2025
Payments of dividends in sterling

On 29 April 2025, the Directors of BP p.l.c. announced that the interim dividend for the first quarter of 2025 would be US$0.08 per ordinary share (US$0.48 per ADS). This interim dividend is to be paid on 27 June 2025 to shareholders on the share register on 16 May 2025. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. The board has decided not to offer a scrip dividend alternative in respect of the first quarter 2025 dividend. Dividend reinvestment plans have been made available for this dividend for ordinary shareholders and ADS holders (subject to certain exceptions) to receive additional bp shares.

Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the three dealing days between 4 June and 6 June 2025 (£1 = US$1.35610). Accordingly, the amount of sterling dividend payable in cash on 27 June 2025 will be:

5.8993 pence per share.

Details of the first quarter dividend and timetable are available at bp.com/dividends. For further information on your dividend payment options, visit bp.com/drip.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 10 June 2025
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary